FILE NO. 333-215302

CIK #1693129

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549-1004

Amendment No. 1 to the

Registration Statement
on

Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact name of Trust:	MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS – OPTIMIZED EQUITY DIVIDEND STRATEGY, SERIES 2

B.	Name of Depositor:	MORGAN STANLEY SMITH BARNEY LLC

C.	Complete address of Depositor’s principal executive offices:

MORGAN STANLEY SMITH BARNEY LLC

2000 Westchester Avenue

Purchase, NY 10577

D.	Name and complete address of agents for service:

PAUL HASTINGS LLP	MORGAN STANLEY SMITH BARNEY LLC
Attention: Michael R. Rosella, Esq.	Attention: Scott Richardson
200 Park Avenue	2000 Westchester Avenue
New York, New York 10166	Purchase, NY 10577

E.	Title of securities being registered: Units of fractional undivided beneficial interest

F.	Approximate date of proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
OF THE REGISTRATION STATEMENT

☒                      Check box if it is proposed that this filing will become effective immediately upon filing on February 28, 2017, pursuant to Rule 487.

Morgan Stanley Global Investment Solutions
Optimized Equity Dividend Strategy, Series 2

A UNIT INVESTMENT TRUST

The Optimized Equity Dividend Strategy identifies a portfolio of stocks with high current dividend yields, optimized towards factors including fundamental valuation, quality, growth and price characteristics that may generate strong, relative, total returns through varied market environments.

Please refer to the Investment Summary on the following page under Investment Concept and Selection Process for a description of certain restrictions which apply to this Trust.

Prospectus dated February 28, 2017

Read and retain this Prospectus for future reference

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

Morgan Stanley Global Investment Solutions—Optimized Equity Dividend Strategy, Series 2

INVESTMENT SUMMARY

Use this Investment Summary to help you decide whether the portfolio comprising the Morgan Stanley Global Investment Solutions—Optimized Equity Dividend Strategy, Series 2 (the "Trust") is right for you. More detailed information can be found later in this prospectus.

Investment Objective

The objective of the Trust is to provide a high level of dividend income along with capital appreciation.

There is no guarantee that the objective of the Trust will be achieved.

Investment Strategy

The Trust uses a "buy and hold" strategy with a portfolio of stocks, designed to remain fixed over its fifteen month life. Unlike a mutual fund, the portfolio is not managed.

Investment Concept and Selection Process

The Trust will seek to meet its objective by investing in a portfolio of stocks with high current dividend yields that also possess certain fundamental valuation, quality, growth and price characteristics, selected as of the close of business on February 21, 2017 (the "Selection Date"). At least 80% of the Trust's assets consist of equities with a positive Dividend Yield (as defined below under "Glossary of Terms—Dividend Yield") as of the Selection Date. The Sponsor, Morgan Stanley Smith Barney LLC, utilizes the Fundamental Factor Score (FFS), a proprietary stock scoring system that provides an objective, quantitative methodology to identify companies with strong fundamental characteristics including growth in dividend yield, low valuations, high quality, current, historical and sustainable growth, and positive pricing trends. Ultimately, the Trust's objective strategy generates an "optimized" portfolio of 50 to 100 stocks weighted in a manner that maximizes the overall portfolio's weighted average FFS, subject to a number of constraints on portfolio construction. Such constraints include limits on the overall portfolio's predicted volatility, risk, dividend yield, sector and industry exposure, as well as individual position size. A complete discussion of these constraints is provided under "Glossary of Terms—Portfolio Optimization Process". Portfolio optimization generally refers to the process of determining weights of securities in a portfolio such that it best suits a given objective. The Sponsor believes that a portfolio of stocks, optimized towards achieving the highest possible weighted average FFS for the overall portfolio, has the potential to generate an attractive dividend yield along with strong, relative, total returns through varied market environments. The Sponsor has developed a set of objective selection criteria in order to identify and construct such a portfolio. The Sponsor implemented the selection criteria on the Selection Date, using FactSet, Compustat and I/B/E/S data, as well as the Axioma Portfolio OptimizerTM and Barra services, all available through FactSet.* As of the Selection Date, the Sponsor implements the following steps:

1.  Identify the 1,200 largest U.S. common stocks ("U.S. 1,200 Universe") based on market capitalization.

2.  Assign a Fundamental Factor Score to each stock in the U.S. 1,200 Universe.

3.  Implement the Portfolio Optimization Process, which generates a portfolio of 50 to 100 stocks with the highest weighted average Fundamental Factor Score, subject to the stated constraints.

Glossary of Terms

•  U.S. 1,200 Universe—The initial universe of eligible stocks is established by identifying U.S. common stocks that trade on any of the NYSE, NASDAQ or NYSE Market exchanges, excluding all master limited partnerships and American Depositary Receipts (ADRs). Any stocks for which a month-end price is unavailable from both FactSet and Compustat is also excluded. From the remaining eligible stocks, the 1,200

*  FactSet provides integrated financial information and analytical applications to the investment community through its software platform. Compustat is a database that provides financial, statistical and market information on active and inactive global companies throughout the world. "I/B/E/S" is a database of security recommendations and estimates from many different contributing firms that translates the data into uniform consensus average recommendations and estimates. The Axioma Portfolio OptimizerTM is a portfolio construction service that provides optimization-based decision support based upon user-generated constraints. Barra is a data analytics suite that provides a variety of equity risk, performance attribution, and optimization tools. The Compustat and I/B/E/S databases, as well as the Axioma Portfolio OptimizerTM and Barra services, are each available through the FactSet platform. Neither the Sponsor, nor Morgan Stanley, is affiliated with FactSet, Compustat, I/B/E/S, Barra or Axioma.

largest stocks by market capitalization are selected for the U.S. 1,200 Universe.

•  Fundamental Factor Score—The Sponsor generates this score for each stock using its proprietary stock scoring system that provides an objective, quantitative scoring methodology based on 13 factors (described below) evaluating fundamental characteristics in the following four categories: Valuation, Quality, Growth and Price. Each stock receives a percentile rank between 1 and 100 for each of the 13 factors. The resulting 13 factor rankings are averaged according to their relative percentage weights (as indicated in each of the 13 factor headings below) to ultimately generate each stock's Fundamental Factor Score. The Fundamental Factor Score calculations are performed in FactSet using the Compustat Point-in-Time, FactSet and I/B/E/S databases. The four categories and 13 factors are as follows:

Valuation

1.  Valuation Composite (25% of FFS)—The following 4 data points contribute equally to generate a Valuation Composite factor ranking:

º  Next Unreported Fiscal Year Consensus Earnings Per Share to Price Ratio—This is an equity valuation multiple reflecting a company's market price per share divided by the earnings estimate for the next full unreported fiscal year, as calculated and reported through FactSet;

º  Free cash flow to price over the last 12 months;

º  Net Operating Cash Flow to Price—This is an equity valuation multiple reflecting a company's market price per share divided by net operating profit after tax, as calculated and reported through FactSet. Net operating profit after tax is a company's after-tax operating profit for all investors, including shareholders and debt holders.; and

º  EBITDA divided by Enterprise Value—EBITDA is a company's earnings before interest, taxes, depreciation and amortization. Enterprise Value equals market capitalization plus the sum of debt and preferred stock minus cash and cash equivalents.

Quality

2.  Return on Equity (ROE) (15% of FFS)—ROE is calculated as trailing year of reported earnings to common equity divided by the average of the most recent reported shareholders equity and the reported shareholders equity from the prior year.

3.  Return on Equity Standard Deviation (5% of FFS)—The standard deviation of a company's ROE over the last 20 quarters.

4.  Return on Equity Adjusted Trend (2.5% of FFS)—The trend of a stock's ROE over the last 20 quarters, as calculated and reported through FactSet.

5.  Dividend Yield Adjusted Trend (7.5% of FFS)—The trend of a stock's Dividend Yield over the last 60 months, as calculated and reported through FactSet.

6.  EBITDA Margin (7.5% of FFS)—EBITDA divided by sales over the last 12 months.

7.  EBITDA Margin Standard Deviation (3.75% of FFS)—The standard deviation of a company's EBITDA Margin over the last 20 quarters.

8.  EBITDA Margin Adjusted Trend (3.75% of FFS)—The trend of a stock's EBITDA Margin over the last 20 quarters, as calculated and reported through FactSet.

9.  Relative Long Term Debt to Equity (2.5% of FFS)—A stock's long-term debt to equity ratio relative to its industry or sector, as calculated and reported through FactSet.

Growth

10.  Historical Growth (5% of FFS)—The adjusted trend of a stock's historical Earnings Growth over the last 20 quarters, as calculated and reported through FactSet.

11.  Forward Growth Composite (7.5% of FFS)—A composite indicator of a stock's expected earnings prospects, reflecting an equally weighted average of four components: the stock's expected growth in the current fiscal year, its expected growth in each of its next two full unreported fiscal years, and its expected long-term growth, all as calculated and reported through FactSet.

Price

12.  Price Volatility Composite (5% of FFS)—A composite indicator of a stock's historical price volatility, reflecting an equally weighted average of its 90 day daily standard deviation of prices, its 1 year daily standard deviation of prices, and its 3 year daily standard deviation of prices, all as calculated and reported through FactSet.

13.  Price Momentum Composite (10% of FFS)—A composite indicator of a stock's historical price momentum, reflecting an equally weighted average of two components, the first of which is a stock's price change for the period ranging from 12 months to 2 weeks prior to the Selection Date. The second component of the Price Momentum Composite is calculated by averaging on an equally weighted basis a stock's (i) 6-month Risk Adjusted Price Momentum (price change over the last 6 month/3 year weekly price volatility), and (ii) 12-month Risk Adjusted Price Momentum (price change over the last 12 month/3 year weekly price volatility). All elements required to produce a stock's Price Momentum Composite are calculated and reported through FactSet.

•  Portfolio Optimization Process—Using the Axioma Portfolio OptimizerTM service available through FactSet, a portfolio yielding the highest possible weighted average FFS is generated from among the stocks in the U.S. 1,200 Universe using the following constraints:

º  Portfolio consisting of no less than 50 and no more than 100 stocks;

º  Portfolio with a weighted average Predicted Beta of no less than 0.8 and no greater than 1.2, as calculated by Barra (through the Axioma Portfolio OptimizerTM service). Generally, beta is a measure of the volatility, or systematic risk, of an investment in comparison to the broader market as a whole. Predicted Beta, which is the beta value calculated by Barra, is a forecast of a stock's sensitivity to the market;

º  Portfolio with a weighted average Dividend Yield of no less than 2 times that of the S&P 500 Index;

º  Individual holding size within the portfolio no greater than 4.00% of the portfolio and no less than 0.25% of the portfolio;

º  Exposure to any sector, as defined by Global Industry Classification Standard (GICS), of no more than 2 times that found for such sector in the S&P 500 Index;

º  Exposure to any industry, as defined by GICS, of no more than 2 times that found for such industry in the S&P 500 Index; and

º  Portfolio with a weighted average Active Risk no greater than 2.5, as calculated by Barra (through the Axioma Portfolio OptimizerTM service). Active risk is a measure of a given portfolio's deviation from a stated benchmark, which in the case of the Trust, the benchmark is the S&P 500 Index.

•  Dividend Yield—This data point, as referenced in both the Fundamental Factor Score calculation and in the Portfolio Optimization Process, reflects a stock's current indicated dividend yield as reported in FactSet using the Compustat Point-in-Time database.

Principal Risk Factors

Holders can lose money by investing in this Trust. The value of your units may increase or decrease depending on the value of the stocks which make up the Trust. In addition, the amount of dividends you receive depends on each particular issuer's dividend policy, the financial condition of the companies and general economic conditions.

The Trust consists of common stocks of U.S. issuers. If you invest in the Trust, you should understand the potential risks associated with common stocks:

•  The financial condition of the issuer may worsen.

•  The rate of the dividends previously paid may be reduced or even eliminated.

•  The stock market is subject to volatile increases or decreases in value as market confidence in and perceptions of issuers change.

In addition, the Trust's portfolio invests significantly in a number of sectors. Please also refer to the "Risk Factors" section for a complete discussion of the risks associated with the Trust's exposure to certain sectors. Compared to the broad market, an individual industry or sector may be more strongly affected by:

•  Highly competitive pressures on pricing.

•  Changes in the interest rates and general economic conditions.

•  Changes in the market prices of particular dominant stocks within the industry.

•  Approval by government agencies and changes in government regulation.

•  Changing domestic and international demand for a particular product.

The Trust's portfolio contains stocks issued by 98 companies, which means that unit holders should anticipate more price volatility than would occur in an investment in a portfolio which contains a greater number of issuers. A unit investment trust is not actively managed and the Trust will not sell securities in response to ordinary market fluctuations. Instead, securities will not usually be sold until the Trust terminates, which could mean that the sale price of the Trust's securities may not be the highest price at which these securities traded during the life of the Trust. Also, this means that securities may remain in the Trust even though they no longer meet the criteria of the Trust's investment strategy.

Public Offering Price

On the first day units are made available to the public, the Public Offering Price will be approximately $10.00 per unit, with a minimum purchase of $1,000 ($250 for retirement accounts). This price is based on the net asset value of the Trust plus the up-front sales charge. Beginning on the Date of Deposit, the Trustee will calculate the Public Offering Price of units by using the closing sales prices of the securities in the portfolio. The Public Offering Price will change daily because prices of the underlying stocks will fluctuate.

The Public Offering Price per unit will be calculated by:

•  Adding the combined market value of the underlying stocks to any cash held to purchase securities.

•  Dividing that sum by the number of units outstanding.

•  Adding an initial sales charge.

In addition, during the initial public offering period, a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price. After the initial public offering period, the repurchase and cash redemption price of units will be reduced to reflect the estimated cost of liquidating securities to meet redemptions.

Market for Units

The Sponsor intends to repurchase units at a price based on their net asset value. If the Sponsor decides to discontinue the policy of repurchasing units, you can redeem units through the Trustee, at a price determined by using the same formula.

Rollover Option and Termination

The Sponsor intends to create future trusts that follow the same investment strategy so that when this Trust is nearing its termination date, you may have the option to rollover your proceeds into a future trust series. Each trust is designed to be part of a longer term strategy. The initial sales charge may be waived if you decide to rollover; however, you will be subject to any remaining deferred sales charge on the subsequent series. If you decide not to rollover your proceeds into the next series, you will receive a cash distribution after the Trust terminates. You will pay your share of expenses associated with a rollover or termination, including brokerage commissions on the sale of securities. See "Exchange and Rollover Privileges."

FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses

	As a % of Public Offering Price		Amounts per 100 Units
Initial Sales Charge Imposed on Purchase (as a percentage of offering price)	1.00	%*	$10.00
Maximum Deferred Sales Charge	1.45	%**	$14.50
Creation and Development Fee	0.50	%***	$5.00
Maximum Sales Charge (including Creation and Development Fee)	2.95%		$29.50
Reimbursement to Sponsor for Estimated Organization Costs	.497%		$4.97

Estimated Annual Trust Operating Expenses

	As a % of Net Assets		Amounts per 100 Units
Trustee's Fee	.109%		$1.05
Maximum Portfolio Supervision, Bookkeeping, Administrative and Evaluation Fees	.093%		$0.90
Other Operating Expenses	.073	%****	$0.70
Total	.275%		$2.65

Example

This example helps you compare the cost of the Trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Trust's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Trust strategy and rollover your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in this and successor trusts over the time period:

1 year	$373
3 years	940
5 years	1,532
10 years	3,138

*  The Initial Sales Charge may be above or below 1.00% but in no event will exceed the combined initial sales charge and deferred sales charge of 2.45% of your initial investment. See Public Sale of Units—Public Offering Price for further detail on how the sales charges are calculated.

**  The deferred sales charge is a fixed dollar amount equal to $0.145 per Unit. The deferred sales charge will be paid from the Trust to the Sponsor in three monthly installments. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.45%; if the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 1.45%. If units are redeemed at any time prior to the Trust's final deferred sales charge payment, any uncollected portion of the $0.145 per Unit deferred sales charge amount will be deducted from the proceeds.

***  The Creation and Development Fee compensates the Sponsor for the creation and development of the Trust. The actual fee is $0.05 per Unit payable as of the close of the initial public offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the Unit price exceeds $10.00 per Unit, the Creation and Development Fee will be less than 0.50%; if the Unit price is less than $10.00 per Unit, the Creation and Development Fee will exceed 0.50%.

****  "Other Operating Expenses" is based upon the estimated size of the Trust determined as of the Initial Date of Deposit. Because certain of the operating expenses are fixed amounts, if the Trust does not reach its estimated size or falls below the estimated size over its life, the actual amount of these operating expenses may exceed the amounts reflected. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above. The estimate for "Other Operating Expenses" does not include brokerage costs and other transactional fees.

Morgan Stanley Global Investment Solutions—Optimized Equity Dividend Strategy, Series 2

SUMMARY OF ESSENTIAL INFORMATION AS OF
February 28, 2017†

Sponsor, Supervisor and Evaluator

Morgan Stanley Smith Barney LLC

Trustee and Distribution Agent

The Bank of New York Mellon

Unit Price as of Initial Date of Deposit

$10 per Unit

Sales Charge

The maximum sales charge (not including the Creation and Development Fee) is 2.45% and consists of an initial sales charge and a deferred sales charge. The initial sales charge is the difference between the maximum sales charge of 2.45% and the total deferred sales charge of $0.145 per Unit. On the Initial Date of Deposit the initial sales charge is 1.00% of the Public Offering Price. The initial sales charge is paid directly from the amount invested. The deferred sales charge is paid in three monthly installments on the Deferred Sales Charge Payment Dates. Upon a repurchase, redemption or exchange of Units before the final Deferred Sales Charge Payment Date, any remaining deferred sales charge payments will be deducted from the proceeds.

Termination Date

June 1, 2018, or at any earlier time by the Sponsor with the consent of Holders of two-thirds of the Units then outstanding.

Deferred Sales Charge Payment Dates

June 15, 2017, and the 15th day of each month thereafter, through August 15, 2017.

†  The Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

Distributions

Distributions of income, if any, will be made on the Distribution Day to Holders of record on the corresponding Record Day. Distributions will be paid in cash, unless a Holder elects to reinvest his or her distribution in additional Units of the Trust. A final distribution will be made upon termination of the Trust.

Record Day

The 10th day of June 2017 and monthly thereafter.

Distribution Day

The 25th day of June 2017 and monthly thereafter, and upon termination and liquidation of the Trust.

Evaluation Time

4:00 p.m. Eastern time (or earlier close of the New York Stock Exchange).

Minimum Value of Trust

The Trust Indenture may be terminated early if the net value of the Trust is less than $1,000,000 or less than 40% of the aggregate net asset value of the Trust at the completion of the initial public offering period.

Trustee's Annual Fee

$0.0105 per Unit.

Sponsor's Annual Fee

Maximum of $0.009 per Unit.

CUSIPs

Cash – 61767X102

Wrap Fee – 61767X110

Ticker Symbol

MSODPX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Morgan Stanley Smith Barney LLC (the Sponsor), and Unit Holders of
Morgan Stanley Global Investment Solutions—Optimized Equity Dividend Strategy, Series 2

We have audited the accompanying statement of financial condition, including the portfolio of investments, of Morgan Stanley Global Investment Solutions—Optimized Equity Dividend Strategy, Series 2 (the "Trust"), as of the opening of business on February 28, 2017 (Initial Date of Deposit). This statement of financial condition is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of financial condition. Our procedures included confirmation of contracts to purchase securities, by correspondence with the broker as shown in the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Morgan Stanley Global Investment Solutions—Optimized Equity Dividend Strategy, Series 2, as of the opening of business on February 28, 2017 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 28, 2017

Morgan Stanley Global Investment Solutions—Optimized Equity Dividend Strategy, Series 2

Statement of Financial Condition as of Initial Date of Deposit, February 28, 2017

TRUST PROPERTY(1)
Investment in Securities:
Contracts to purchase Securities(2)	$200,296
Total	$200,296
LIABILITIES(1)
Reimbursement to Sponsor for Organization Costs(3)	$1,005
Deferred Sales Charge(4)	2,934
Creation and Development Fee(5)	1,012
Total	$4,951
INTEREST OF UNITHOLDERS
20,232 Units of fractional undivided interest outstanding:
Cost to investors(6)	$202,319
Less: Gross underwriting commissions(7)	5,969
Less: Reimbursement to Sponsor for Organization Costs(3)	1,005
Net amount applicable to investors	$195,345
Total	$200,296
Net asset value per Unit	$9.655

Notes to Statement of Financial Condition

(1)  The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with U.S. generally accepted accounting principles based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

(2)  Aggregate cost to the Trust of the Securities listed under Portfolio of the Trust, on the Initial Date of Deposit, is determined by the Evaluator on the basis set forth in footnote 2 to the Portfolio. See also the column headed Market Value of Securities.

(3)  A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These organization costs have been estimated at $0.0497 per Unit for the Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4)  A deferred sales charge of $0.145 per Unit is payable in three installments on each of the Deferred Sales Charge Payment Dates. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied. If Units are redeemed prior to the end of the initial offering period, the remaining portion of the deferred sales charge applicable to such Units will be transferred to such account on the redemption date.

(5)  A Creation and Development Fee in the amount of $0.05 per Unit is payable by the Trust on behalf of the Holders out of the assets of the Trust as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds.

(6)  The cost to investors represents the public offering price (computed on the basis set forth under Public Sale of Units—Public Offering Price) plus estimated organization costs.

(7)  Assumes a maximum aggregate sales charge of 2.95% of the Public Offering Price (3.040% of the net amount invested) computed on the basis set forth under Public Sale of Units—Public Offering Price.

Portfolio of Morgan Stanley Global Investment Solutions—Optimized Equity Dividend Strategy, Series 2

As of the Initial Date of Deposit, February 28, 2017

Securities(1)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)
Consumer Discretionary – 12.54%
Amazon.com, Inc.	AMZN	5	2.12%	$4,243.20
Best Buy Co., Inc.	BBY	19	0.44	876.85
Comcast Corporation-Class A	CMCSA	98	1.83	3,677.94
Cracker Barrel Old Country Store, Inc.	CBRL	10	0.80	1,614.70
General Motors Company	GM	32	0.60	1,192.64
Home Depot, Inc.	HD	8	0.58	1,162.40
L Brands, Inc.	LB	24	0.63	1,257.36
Las Vegas Sands Corp.	LVS	16	0.43	846.56
Lowe's Companies, Inc.	LOW	13	0.50	993.46
Mattel, Inc.	MAT	31	0.40	806.00
McDonald's Corporation	MCD	6	0.38	761.94
Netflix, Inc.	NFLX	5	0.36	717.05
Omnicom Group, Inc.	OMC	9	0.39	775.62
Starbucks Corporation	SBUX	14	0.40	794.92
Tupperware Brands Corporation	TUP	14	0.42	846.58
Twenty-First Century Fox, Inc.-Class A	FOXA	26	0.40	791.18
V.F. Corporation	VFC	20	0.53	1,061.40
Walt Disney Company	DIS	16	0.87	1,763.68
Wyndham Worldwide Corporation	WYN	11	0.46	923.45
Consumer Staples – 6.00%
Altria Group, Inc.	MO	36	1.34	2,685.24
Coca-Cola Company	KO	42	0.87	1,750.14
CVS Health Corporation	CVS	16	0.65	1,302.56
General Mills, Inc.	GIS	23	0.69	1,378.62
PepsiCo, Inc.	PEP	11	0.60	1,201.97
Procter & Gamble Company	PG	25	1.13	2,272.25
Wal-Mart Stores, Inc.	WMT	20	0.72	1,434.80
Energy – 6.12%
Chevron Corporation	CVX	20	1.12	2,235.00
Exxon Mobil Corporation	XOM	40	1.62	3,261.60
Hess Corporation	HES	30	0.79	1,580.70
ONEOK, Inc.	OKE	34	0.91	1,813.90
Schlumberger NV(3)	SLB	25	1.01	2,026.50
Valero Energy Corporation	VLO	20	0.67	1,344.80

Securities(1)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)
Financials – 10.77%
Bank of America Corporation	BAC	158	1.94%	$3,882.06
CNA Financial Corporation	CNA	84	1.81	3,603.60
JPMorgan Chase & Co.	JPM	39	1.76	3,526.77
Lazard Ltd.-Class A	LAZ	32	0.69	1,377.28
Principal Financial Group, Inc.	PFG	16	0.50	1,004.48
ProAssurance Corporation	PRA	63	1.87	3,754.80
U.S. Bancorp	USB	41	1.13	2,266.89
Wells Fargo & Company	WFC	37	1.07	2,148.22
Health Care – 12.12%
AbbVie, Inc.	ABBV	44	1.37	2,737.68
Amgen, Inc.	AMGN	18	1.58	3,170.34
Biogen, Inc.	BIIB	4	0.58	1,164.52
Cardinal Health, Inc.	CAH	12	0.49	989.88
Gilead Sciences, Inc.	GILD	27	0.95	1,903.50
Johnson & Johnson	JNJ	32	1.95	3,916.80
Merck & Co., Inc.	MRK	47	1.55	3,094.95
Pfizer, Inc.	PFE	102	1.75	3,496.56
UnitedHealth Group Incorporated	UNH	23	1.90	3,803.74
Industrials – 9.18%
3M Company	MMM	19	1.77	3,551.29
Boeing Company	BA	20	1.80	3,588.60
Cummins, Inc.	CMI	8	0.60	1,199.28
Eaton Corp. PLC(3)	ETN	20	0.72	1,447.00
Emerson Electric Co.	EMR	20	0.60	1,208.60
Illinois Tool Works, Inc.	ITW	6	0.40	791.28
Ingersoll-Rand PLC(3)	IR	15	0.61	1,215.60
Macquarie Infrastructure Corporation	MIC	14	0.53	1,069.04
Rockwell Automation, Inc.	ROK	6	0.45	907.56
Southwest Airlines Co.	LUV	16	0.47	934.88
Union Pacific Corporation	UNP	23	1.23	2,472.50
Information Technology – 22.71%
Alphabet, Inc.-Class A	GOOGL	4	1.70	3,398.68
Apple, Inc.	AAPL	58	3.96	7,941.94
Cisco Systems, Inc.	CSCO	113	1.93	3,871.38
Facebook, Inc.-Class A	FB	23	1.57	3,137.43
Intel Corporation	INTC	64	1.17	2,336.64
International Business Machines Corporation	IBM	24	2.14	4,305.60
Lam Research Corporation	LRCX	12	0.71	1,431.48

Securities(1)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)
Mastercard Incorporated-Class A	MA	22	1.21%	$2,432.54
Microsoft Corporation	MSFT	85	2.73	5,459.55
Oracle Corporation	ORCL	39	0.83	1,665.30
Paychex, Inc.	PAYX	13	0.40	799.89
QUALCOMM Incorporated	QCOM	31	0.88	1,758.63
Seagate Technology PLC(3)	STX	18	0.43	858.42
Skyworks Solutions, Inc.	SWKS	9	0.43	860.67
Texas Instruments Incorporated	TXN	37	1.43	2,856.03
Visa, Inc.-Class A	V	27	1.19	2,376.00
Materials – 3.07%
Dow Chemical Company	DOW	22	0.69	1,384.02
International Paper Company	IP	14	0.37	740.46
LyondellBasell Industries NV(3)	LYB	18	0.82	1,643.94
Packaging Corporation of America	PKG	9	0.42	842.94
Praxair, Inc.	PX	13	0.77	1,540.76
REITs – 11.84%
AGNC Investment Corp.	AGNC	65	0.63	1,269.45
Annaly Capital Management, Inc.	NLY	257	1.42	2,834.71
Blackstone Mortgage Trust, Inc.-Class A	BXMT	30	0.47	932.70
Chimera Investment Corporation	CIM	121	1.16	2,326.83
MFA Financial, Inc.	MFA	268	1.07	2,152.04
New Residential Investment Corp.	NRZ	187	1.57	3,135.99
Omega Healthcare Investors, Inc.	OHI	34	0.56	1,116.56
Starwood Property Trust, Inc.	STWD	119	1.35	2,706.06
Sunstone Hotel Investors, Inc.	SHO	369	2.75	5,509.17
Two Harbors Investment Corp.	TWO	102	0.47	944.52
UNITI Group, Inc.	UNIT	27	0.39	789.48
Telecommunication Services – 4.07%
AT&T, Inc.	T	50	1.05	2,091.00
CenturyLink, Inc.	CTL	59	0.72	1,451.99
Frontier Communications Corporation	FTR	792	1.30	2,605.68
Verizon Communications, Inc.	VZ	40	1.00	1,997.60
Utilities – 1.58%
Dominion Resources, Inc.	D	17	0.65	1,306.79
Southern Company	SO	37	0.93	1,859.99
			100.00%	$200,295.57

Notes to Portfolio

(1)  All Securities are represented entirely by contracts to purchase Securities, which were entered into on February 27, 2017. All contracts to acquire Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2)  Valuation of Securities by the Evaluator was made using the market value per share as of the Evaluation Time on February 27, 2017. In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures, all of the Trust portfolio's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. The cost of Securities to the Sponsor of the Trust's portfolio is $200,303 and the Sponsor's profit or (loss) is $(7).

(3)  This company is incorporated outside of the U.S.

The following information is unaudited:

Morgan Stanley Smith Barney LLC and/or its affiliates usually maintains a market in the securities of certain of the companies in the portfolio of the Trust. During the last twelve months, Morgan Stanley Smith Barney LLC and/or its affiliates, has acted as underwriter, manager or co-manager of a public offering of the securities of, or provided investment banking services to, certain of the companies or their affiliates in the portfolio of the Trust. The Sponsor and its affiliates provide a vast array of financial services in addition to investment banking, including among others corporate banking, to a large number of corporations globally. A unit holder should know that the Sponsor or its affiliates receive compensation for those services from such corporations, which include certain of the companies in the portfolio of the Trust.

DESCRIPTION OF THE TRUST

Objective of the Trust

The objective of Morgan Stanley Global Investment Solutions—Optimized Equity Dividend Strategy (the "Trust") is to provide a high level of dividend income along with capital appreciation through a convenient and cost effective investment in a fixed portfolio (the "Portfolio") consisting of shares of common stock and similar securities (the "Securities") selected by the Sponsor for the Portfolio. The Trust seeks to achieve its objective by creating a portfolio of stocks with high current dividend yields, optimized towards factors including fundamental valuation, quality, growth and price characteristics that may generate strong, relative, total returns through varied market environments. The Sponsor's selection process is described in further details under Investment Summary—Investment Concept and Selection Process.

The stocks that will be included in the Portfolio pursuant to this strategy will be determined as of the Selection Date. The Portfolio will be comprised of Securities purchased in dollar amounts weighted on a relative basis in the Portfolio according to the proportions resulting from the strategy's "Portfolio Optimization Process" as described under Investment Summary—Glossary of Terms.

Achievement of the Trust's objective is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, unequal weightings of stocks, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trust may not realize as high a total return as the theoretical performance of the underlying stocks in the Portfolio.

Structure and Offering

This Series of the Optimized Equity Dividend Strategy is a "unit investment trust." The Trust was created under New York law by a Trust Indenture (the "Indenture") between the Sponsor and the Trustee. To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference. On the date of this Prospectus, each unit of the Trust (a "Unit") represented a fractional undivided interest in the Securities listed under the Portfolio of the Trust. Additional Units of the Trust will be issued in the amount required to satisfy purchase orders by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities ("Additional Securities"). On each settlement date (estimated to be three business days after the applicable date on which Securities were deposited in the Trust), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trust as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase Additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trust.

Following the Initial Date of Deposit, additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the same percentage relationship among the number of shares of each Security in the Portfolio of the Trust that existed immediately prior to the subsequent deposit (the "proportionate relationship"). The proportionate relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the proportionate relationship among the Securities because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. During the initial offering of Units it may not be possible to buy a particular Security due to regulatory or trading restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Trust that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable. See Administration of the Trust—Trust Supervision. Units may be continuously offered to the public by means of this Prospectus during the initial public offering period (see Public Sale of Units—Public Distribution) resulting in a potential increase in the number of Units outstanding.

The Public Offering Price of Units prior to the Evaluation Time specified in the Summary of Essential Information on any day will be based on the aggregate value of the Securities (including estimated brokerage commissions) in the Trust on that day at the Evaluation Time, plus a sales charge. The Public Offering Price for the Trust will thus vary in the future from the "Unit Price as of Initial Date of Deposit" set forth in the Summary of Essential Information. See Public Sale of Units—Public Offering Price for a complete description of the pricing of Units.

The Sponsor will execute orders to purchase units in the order it determines, in good faith, that they are received. However, indications of interest received prior to the effectiveness of the registration of the Trust which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. Further, orders from such indications of interest that are made pursuant to the exchange privilege (see Exchange and Rollover Privileges herein) will be accepted before any other orders for Units. Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

The holders of Units ("Holders") of the Trust may redeem their Units in accordance with the provisions described under Redemption. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced and the fractional undivided interest in the Trust represented by each remaining Unit will be increased. Units of the Trust will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture. See Administration of the Trust—Amendment and Termination.

The Portfolio

The Portfolio was selected by applying the objective strategy described in the Investment Summary. The characteristics found within the strategy's various analytical screens are consistent with those generally used by the Sponsor to identify investment opportunities in the equity markets.

The performance of Units of the Trust will differ from the performance of the underlying portfolio Securities for various reasons, including:

•  sales charges and expenses of the Trust,

•  the Portfolio may not be fully invested at all times,

•  the stocks may be purchased or sold at prices different from the closing price used to determine the Trust's net asset value, and

•  not all stocks may be weighted in the initial proportions at all times.

Additionally, the performance of Units for different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce their total return.

All of the Securities are publicly traded either on a stock exchange or in the over-the-counter market. Most of the contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities.

The Trust consists of such Securities as may continue to be held from time to time in the Trust and any additional and replacement Securities held by the Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trust of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities. See Administration of the Trust—Accounts and Distributions; Trust Supervision.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under the Portfolio of the Trust, unless substantially all of the monies held in the Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture. See Administration of the Trust—Trust Supervision.

Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain extraordinary circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that the Trust will retain for any length of time its present size. See Redemption; Administration of the Trust—Amendment and Termination. For Holders who do not redeem their Units, investments in Units of the Trust will be liquidated on the fixed date specified under Termination Date in the Summary of

Essential Information, and may be liquidated sooner if the net asset value of the Trust falls below that specified under Minimum Value of Trust set forth in the Summary of Essential Information. See Risk Factors.

Income

There is no assurance that dividends on the Securities will be declared or paid in the future.

Record and Distribution Days for the Trust are set forth under the Summary of Essential Information. Income distributions, if any, will be paid in cash, unless a Holder elects to reinvest his or her distributions in additional Units of the Trust. See Reinvestment Plan. Because dividends on the Securities are not received by the Trust at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts or dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by the Trust and credited to the income account established under the Indenture (the "Income Account") as of the Record Day.

HYPOTHETICAL PERFORMANCE INFORMATION

The following table illustrates a hypothetical investment in the strategy which comprises the Trust ("Hypothetical Strategy") at the beginning of each year—similar to buying Units of the Trust, redeeming them after one year and reinvesting the proceeds in a new portfolio each year. The total returns reflect sales charges and estimated trust expenses, but do not reflect portfolio brokerage commissions or taxes. If actual expenses differ from the estimates, the total returns reflected on the table would be higher or lower accordingly. In addition, since the total returns are reduced to reflect sales charges and expenses, the returns do not reflect the actual performance an individual investor would earn if they purchased the stocks comprising the Optimized Equity Dividend Strategy individually, outside of the Trust, for these periods. These hypothetical results do not represent actual portfolio investments and there was no risk of loss associated with the results presented. In addition, these hypothetical results should not be considered indicative of future results of the Trust.

The table below also illustrates the actual performance of the S&P 500 Index, which consists of 500 stocks chosen by Standard & Poor's to be representative of the leaders of various industries. The index is unmanaged, not subject to fees and not available for direct investment.

The Trust's annual total return may be lower than the S&P 500 Index in any one year. In fact, the Hypothetical Strategy has underperformed the S&P 500 Index in certain years. Also, investors in the Trust may not realize as high a total return as on a direct investment in the stocks comprising any series of the Optimized Equity Dividend Strategy since the Trust has sales charges and expenses and may not be fully invested at all times. Unit prices fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stocks will be paid or that the Units will appreciate in value, and indeed any or all of the underlying stocks may depreciate in value at any time in the future. See Risk Factors.

The following table compares the actual performance of the S&P 500 Index against the hypothetical performance of the Hypothetical Strategy in each of the past 11 years, as of December 31 in each of these years:

COMPARISON OF TOTAL RETURNS(1)(2)
(Hypothetical Strategy figures reflect sales charge and trust expenses but not portfolio brokerage commissions)

Year Ended	Hypothetical Strategy	S&P 500 Index
12/31/2006	18.12%	15.79%
12/31/2007	6.68	5.49
12/31/2008	–36.66	–37.00
12/31/2009	29.99	26.46
12/31/2010	19.62	15.06
12/31/2011	5.80	2.11
12/31/2012	15.98	16.00
12/31/2013	26.07	32.39
12/31/2014	17.90	13.69
12/31/2015	–0.68	1.38
12/31/2016	13.49	11.96

(1)  The Total Return represents the sum of Appreciation and Actual Dividend Paid. (i) Appreciation for the Hypothetical Strategy in a given calendar year is calculated by subtracting the market value of the applicable stocks as of the close of trading on the last trading day of the previous calendar year from the market value of those stocks as of the close of trading on the last trading day in the given calendar year, and dividing the result by the market value of the stocks as of the close of trading on the last trading day of the previous calendar year. Appreciation for the S&P 500 Index is calculated by subtracting the market value of the S&P 500 Index as of the close of trading on the last trading day of the previous calendar year from the market value of the S&P 500 Index as of the close of trading on the last trading day in the given calendar year, and dividing the result by the market value of the S&P 500 Index as of the close of trading on the last trading day of the previous calendar year. (ii) Actual Dividends Paid for the Hypothetical Strategy is calculated by adding the total dividends credited on the stocks in the given calendar year and dividing the result by the market value of the applicable stocks as of the close of trading on the last trading day of the previous calendar year. Actual Dividends Paid for the S&P 500 Index is calculated by taking the total dividends credited to the S&P 500 Index in the given calendar year and dividing the result by the market value of the S&P 500 Index as of the close of trading on the last trading day of the previous calendar year. The above information is derived from FactSet. The Sponsor has not independently verified the data obtained from this source but has no reason to believe that this data is incorrect in any material respect.

(2)  In addition to reasons described elsewhere in the Prospectus, the performance of the actual trust may differ due to the fact that dividends and certain corporate actions such as spinoffs and mergers may be treated differently by the trust as compared to the data sources.

These hypothetical results should not be considered indicative of future results of this Trust. The hypothetical performance is the retroactive application of the Hypothetical Strategy designed with the full benefit of hindsight. Holders will not necessarily realize as high a total return as the hypothetical returns in the table for several reasons including, among others: the total return figures in the tables do not reflect commissions paid by the Trust on the purchase of Securities or taxes incurred by Holders; the Hypothetical Strategy returns are for calendar years, while the Trust begins and ends on various dates; the Trust has a maturity of longer than one year; the Trust may not be able to invest equally in the Securities according to the strategy weightings and may not be fully invested at all times; the Trust may be subject to specific investment exclusions or restrictions; the Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; the stock prices on the strategy implementation date may be different from prices on the Initial Date of Deposit; and extraordinary market events that are not expected to be repeated and may have affected performance.

Total returns and/or average annualized returns for various periods of any Morgan Stanley Global Investment Solutions unit investment trust may be included from time to time in advertisements and sales literature. Trust performance may be compared to performance of the S&P 500 Index or other indexes. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period. Advertising and sales literature for the Trust may also include excerpts from the Sponsor's research reports on one or more of the stocks in the Trust, including a brief description of its industry group, and the basis on which the stock was selected.

RISK FACTORS

Common Stock

An investment in Units entails certain risks associated with any investment in common stocks. For example, the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:

•  expectations regarding government economic, monetary and fiscal policies,

•  inflation and interest rates,

•  economic expansion or contraction, and

•  global or regional political, economic or banking crises.

The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units may impact the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the stocks comprising the Portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally inferior to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when, if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stock.

Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity, common stocks have neither a fixed principal amount nor a maturity, and have values which are subject to market fluctuations for as long as they remain outstanding.

Holders will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote in accordance with the instructions of the Sponsor.

Dividends

The amount of dividends you receive depends on each particular issuer's dividend policy, the financial condition of the companies and general economic conditions. Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely the Securities will have to be sold to meet Trust expenses. See Expenses and Charges—Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

Fixed Portfolio

Investors should be aware that the Trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolio of the Trust except under certain extraordinary circumstances. Investors should note in particular that the Securities were selected on the basis of the strategy set forth under Investment Summary and that the Trust may continue to purchase or hold Securities originally selected even if a subsequent implementation of the strategy would not include one or more of the Securities. A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. See Administration of the Trust—Trust Supervision. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interests of the Holders of the Units to do so.

Although the Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. The prices of single shares of each of the Securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

Additional Securities

Investors should note that in connection with the issuance of additional Units during the Public Offering Period, the Sponsor may deposit cash (or a letter of credit in lieu of cash)

with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the proportionate relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units and the Income per Unit received by the Trust.

Organization Costs

The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs after the completion of the initial public offering period, which is expected to be approximately three months, and in any event not later than six months from the Initial Date of Deposit (a significantly shorter time period than the life of the Trust). During the initial public offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under "Reimbursement to Sponsor for Organization Costs" in the Fee Table, this will result in a greater effective cost per Unit to Holders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Termination

The Trust may be terminated early and all outstanding Units liquidated if the net asset value of the Trust falls below $1,000,000 or less than 40% of the aggregate net asset value of the Trust at the completion of the initial public offering period. As the size of the Trust decreases, the Trust's expenses may create an undue burden on your investment. Investors should note that if the net asset value of the Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate the Trust before the Termination Date specified in the Summary of Essential Information.

Consumer Product Companies

The Trust invests significantly in the common stocks of consumer product companies, a category which includes consumer discretionary companies and consumer staples companies. General risks of these companies include the overall state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Global factors including political developments, imposition of import controls, fluctuations in oil prices, and changes in exchange rates may adversely affect issuers of consumer products and services.

Competitiveness in the retail industry may require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but may require sophisticated technology to remain competitive. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace. Consumer products and services companies may be subject to government regulation affecting their products and operations which may negatively impact performance. Tobacco companies may be adversely affected by new laws, regulations and litigation.

Financial Companies

The Trust invests significantly in the common stocks of financial companies. In general, financial services issuers are substantially affected by changes in economic and market conditions, including: the liquidity and volatility levels in the global financial markets; interest rates, as well as currency and commodities prices; investor sentiment; inflation and unemployment; the availability and cost of capital and credit; exposure to various geographic markets or in commercial and residential real estate; competition from new entrants in their fields of business; and the overall health of the U.S. and international economies. The financial services sector continues to be adversely affected by global developments over the last few years including recessionary conditions, deterioration in the credit markets and recurring concerns over sovereign debt. A substantial amount of assets have been written down by financial institutions, with the impact of these losses forcing a number of large traditional banks, investment banks, brokerdealers and insurers into either liquidation or combination. This also has drastically increasing the credit risk, and possibility of default, of bonds issued by such institutions faced with these problems. Many of the institutions may continue to experience difficulty in accessing credit markets to finance their operations and in maintaining appropriate levels of equity capital. While the U.S. and foreign governments, and their respective government agencies, have taken steps to address problems in the financial markets and with financial institutions, there can be no assurance that the risks associated with investment in financial services issuers will decrease as a result of these steps.

Such economic and political conditions and increased public scrutiny during the past few years have led to new legislation and increased regulation in the U.S. and abroad, creating additional challenges for financial institutions. Regulatory initiatives and requirements that are being proposed around the world may be inconsistent or may conflict with regulations to which financial services issuers are currently subject, thereby resulting in higher compliance and legal costs, as well as the potential for higher operational, capital and liquidity costs. These laws and regulations may affect the manner in which a particular financial institution does business and the products and services it may provide. Increased regulation may restrict a company's ability to compete in its current businesses or to enter into or acquire new businesses. New regulations may reduce or limit a company's revenue or impose additional fees, assessments or taxes on those companies and intensify regulatory supervision, adversely affecting business operations or leading to other negative consequences.

Developments in the European Union ("EU") could adversely affect certain financial services issuers. The departure of any EU member from use of the Euro could lead to serious disruptions to foreign exchanges, operations and settlements, which may have an adverse effect on financial services issuers. More recently, there is uncertainty regarding the state of the EU following the vote in the United Kingdom to exit the EU ("Brexit"). One of the key global concerns that may continue to provide uncertainty in the markets is that the United Kingdom could be just the first of more EU countries to leave the union. The affect that Brexit may have on the global financial markets or on the financial services companies in your Trust is uncertain.

The financial condition of customers, clients and counterparties, including other financial institutions, could adversely affect financial services issuers. Financial services issuers are interrelated as a result of market making, trading, clearing or other counterparty relationships. Many of these transactions expose financial services issuers to credit risk as a result of the actions of, or deterioration in, the commercial soundness of other counterparty financial institutions. Economic and market conditions may increase credit exposures due to the increased risk of customer, client or counterparty default. Downgrades to the credit ratings of financial services issuers could have a negative effect on liquidity, cash flows, competitive position, financial condition and results of operations by significantly limiting access to funding or capital markets, increasing borrowing costs or triggering increased collateral requirements. Financial services issuers face significant legal risk, both from regulatory investigations and proceedings, as well as private actions. Profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

Banks face competition from nontraditional lending sources as regulatory changes have permitted new entrants to offer various financial products. Technological advances allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks continue to face tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks. Bank profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition. Further, economic conditions in the real estate market may have a particularly strong effect on certain banks and savings associations.

Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceed the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies.

Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, terrorism, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to risks including reserve inadequacy and the inability to collect from reinsurance carriers. Life and health insurance companies may be affected by mortality and morbidity rates, including the effect of epidemics. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability.

Health Care Companies

The Trust invests significantly in the common stocks of health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. General risks of health care companies include extensive competition, product liability litigation and evolving government regulation.

On March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (incorporating the Patient Protection and Affordable Care Act, collectively the "Act") was enacted into law. The Act continues to have a significant impact on the health care sector through the implementation of a number of reforms in a complex and ongoing process, with varying effective dates. Significant provisions of the Act include the introduction of required health care coverage for most Americans, significant expansion in the number of Americans eligible for Medicaid, modification of taxes and tax credits in the health care sector, and subsidized insurance for low to middle income families. The Act also provides for more thorough regulation of private health insurance providers, including a prohibition on the denial of coverage due to pre-existing conditions. Although the entirety of the Act will not come into effect until 2018, in the interim, health care companies will face continuing and significant changes that may cause a decrease in profitability due to increased costs and changes in the health care market. The Sponsor is unable to predict the full impact of the Act, or of its potential repeal or modification, on the companies in your Trust.

As illustrated by the Act, Congress may from time to time propose legislative action that will impact the health care sector. The proposals may span a wide range of topics, including cost and price controls (which may include a freeze on the prices of prescription drugs), incentives for competition in the provision of health care services, promotion of prepaid health care plans and additional tax incentives and penalties aimed at the health care sector. The government could also reduce funding for health care related research.

Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, product obsolescence, increased government regulation, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative effect on a company and its stock. The goods and services of health care issuers are also subject to risks of malpractice claims, product liability claims or other litigation.

Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, an increased emphasis on outpatient services, confidence in the facility, management capabilities, competitive forces that may result in price discounting, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

Information Technology Companies

The Trust invests significantly in the common stocks of information technology companies. These include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Information technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

Real Estate Investment Trusts

The Trust invests significantly in the common stocks of real estate investment trusts ("REITs"). REITs are financial vehicles that seek to pool capital from a number of investors in order to participate directly in real estate ownership or financing; REITs are usually managed by separate advisory companies for a fee which is ordinarily based on a percentage of the assets of the REIT in addition to reimbursement of operating expenses. Due to its investments in REIT shares, your Trust will be subject to the risks generally incident to the ownership of real property (in addition to securities market risks). The underlying value of the Trust's Securities and the Trust's ability to make distributions to its Holders may be adversely affected by adverse changes in national economic conditions, adverse changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skills, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war and terrorism, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust.

REITs have been compared to bond equivalents (paying to the REIT holders their pro rata share of the REITs annual taxable income). In general, the value of bond equivalents changes as the general levels of interest rates fluctuate. When interest rates decline, the value of a bond equivalent portfolio invested at higher yields can be expected to rise. Conversely, when interest rates rise, the value of a bond equivalent portfolio invested at lower yields can be expected to decline. Consequently, the value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates. Equity REITs are less likely to be affected by interest rate fluctuations than Mortgage REITs and the nature of the underlying assets of an Equity REIT, i.e., investments in real property, may be considered more tangible than that of a Mortgage REIT. Equity REITs are more likely to be adversely affected by decreases in the value of the underlying property it owns than Mortgage REITs.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., apartments, office, healthcare, regional malls, industrial and retail; the impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. In addition, investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for tax-free passthrough of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.

Legal Proceedings and Legislation

At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to any of the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

PUBLIC SALE OF UNITS

Public Offering Price

The Public Offering Price of the Units for the Trust is computed by adding the applicable initial sales charge to the net asset value per Unit of a Trust. The net asset value per Unit of a Trust is calculated by adding the combined market value of the Securities in the Trust (as determined by the Trustee) to any cash held to purchase Securities, and then dividing that sum by the number of Units of the Trust outstanding. The total sales charge (not including the Creation and Development Fee) consists of an initial sales charge and a deferred sales charge equal, in the aggregate, to a maximum charge of 2.45% of the Public Offering Price (2.512% of the net amount invested in Securities). In addition, during the initial offering period a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price for all purchases, including those which are subject to any of the sales charge reductions described below. See Expenses and Charges—Initial Expenses.

The initial sales charge is computed by deducting the deferred sales charge ($0.145 per Unit) from the aggregate sales charge of 2.45%. The initial sales charge on the Initial Date of Deposit is 1.00% of the Public Offering Price. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. For example, the initial sales charge will exceed 1.00% if the Public Offering Price exceeds $10.00 per Unit and will be less than 1.00% if the Public Offering Price is less than $10.00 per Unit. The initial sales charge is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor.

The deferred sales charge of $0.145 per Unit and is accrued in three monthly installments and will be charged to the Capital Account on the dates specified under "Summary of Essential Information—Deferred Sales Charge Payment Dates". As a result of the deferred sales charge being a fixed dollar amount, if the Public Offering Price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.45%, and if the Public Offering Price is less than $10.00 per Unit, the deferred sales charge will exceed 1.45%. If a Deferred Sales Charge Payment Date is not a business day, the payment will be charged to the Trust on the next business day. To the extent that the entire deferred sales charge of $0.145 per Unit has not been deducted at the time of repurchase or redemption of Units prior to the final date specified under "Summary of Essential Information—Deferred Sales Charge Payment Dates", any unpaid amount will be deducted from the proceeds. Units purchased pursuant to the Reinvestment Plan are not subject to the remaining applicable deferred sales charge or Creation and Development Fee deduction. See Reinvestment Plan. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Trust and is further described below.

Purchasers on the Initial Date of Deposit (the first day Units will be available to the public), will be able to purchase Units at approximately $10.00 each (including the initial sales charge). To allow Units to be priced at approximately $10.00, the Units outstanding as of the Evaluation Time on the Initial Date of Deposit (all of which are held by the Sponsor), will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor's purchase order. A proportionate share of the amount in the Income Account (described under Administration of the

Trust—Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.

The maximum sales charge (including the Creation and Development Fee) applicable to quantity purchases is reduced on a graduated scale for Unit purchases of at least $50,000. Sales charges are as follows:

Transaction Amount	Maximum Sales Charge (including Creation and Development Fee)
Less than $50,000	2.95%
$50,000 but less than $100,000	2.70
$100,000 but less than $250,000	2.45
$250,000 but less than $500,000	2.20
$500,000 but less than $1,000,000	1.95
$1,000,000 or more	1.40

The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units will be issued.

The above graduated sales charges will apply to all purchases of Units, in the amounts stated, on any one day by the same purchaser at the same broker-dealer. You must inform your financial professional of any combined purchases before your purchase to be eligible for a reduced sales charge. Secondary market purchases are excluded for purposes of sales charge discount calculations. For purposes of achieving the quantity discount levels in the above table, Units of the Trust may be combined with (i) purchases of units of any other Morgan Stanley sponsored unit investment trusts during each trust's initial offering period, (ii) purchases of units made as described under the "Fee Accounts" section below, and (iii) purchases of units eligible for the sales charge discounts utilizing proceeds from an "Exchangeable Series" or "Unaffiliated Series", as further described below. Units held in the name of the spouse (or the equivalent if recognized under local law) of the purchaser or in the name of a child (including any step-child) of the purchaser under 21 years of age living in the same household are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust, estate (including multiple trusts created under a single estate) or single fiduciary account.

Valuation of Securities by the Sponsor is made as of the close of business on the New York Stock Exchange on each business day. For this purpose, the Trustee provides the Evaluator with closing prices from a reporting service approved by the Evaluator. Securities quoted on a national stock exchange or the Nasdaq National Market System are valued at the closing sale price. When a market price is not readily available, including certain extraordinary corporate events, events in the securities market and/or world events as a result of which the Evaluator determines that a Security's market price is not accurate, a portfolio Security is valued at its fair value, as determined under procedures established by the Evaluator or an independent pricing service used by the Evaluator. In these cases, the Trust's net asset value will reflect certain portfolio Securities' fair value rather than their market price. With respect to Securities that are primarily listed on foreign exchanges, the value of the portfolio Securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Trust. See Redemption—Computation of Redemption Price Per Unit.

The holders of units of any outstanding affiliated unit investment trust (the "Exchangeable Series") may exchange units of the Exchangeable Series for Units of the Trust at their relative net asset values, subject only to the applicable deferred sales charge and the Creation and Development Fee. An exchange of Exchangeable Series units for Units of the Trust will generally be a taxable event. The exchange option described above will also be available to investors in an Exchangeable Series or in any unaffiliated unit investment trust (the "Unaffiliated Series") who elect to purchase Units of the Trust (if available) within 30 calendar days of their redemption of units in the Exchangeable Series or Unaffiliated Series, respectively. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. The minimum purchase amount for Units of a Trust of $1,000 will be waived in connection with the exchange option, as well as in connection with the exchange and rollover privileges. See Exchange and Rollover Privileges. The Sponsor reserves the right to modify, suspend or terminate this exchange option at any time.

Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents, trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities in the Trust divided by the number of Units outstanding, subject to a reduced sales charge of 0.70%. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies.

Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, the Trust must charge these amounts per Unit regardless of any discounts. However, purchasers eligible to receive a discount such that their total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee will receive a credit equal to the difference between their total sales charge and these fixed dollar charges at the time Units are purchased.

Fee Accounts

Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed ("Fee Accounts"). If Units of the Trust are purchased for a Fee Account and the Trust is subject to a Wrap Fee (i.e., the Trust is "Wrap Fee Eligible"), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee of $0.05 per Unit that is retained by the Sponsor. As described above, Units purchased for a Fee Account may be combined with certain other purchases for purposes of achieving the quantity discount levels presented in the table above, however, such Wrap Fee Eligible Units are not eligible for any sales charge discounts in addition to that which is described in this paragraph.

You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if the Trust is Wrap Fee Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge	0.00%
Deferred sales charge	0.00%
Creation and development fee	0.50%
Total sales charge	0.50%

To purchase Units in these Fee Accounts, your financial professional must purchase Units designated with the "Wrap Fee" CUSIP number set forth under "Summary of Essential Information".

Public Distribution

Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trust. The Sponsor intends to qualify Units of the Trust for sale in all states of the United States where qualification is deemed necessary by the Sponsor.

Underwriter's and Sponsor's Profits

The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the initial sales charge of 1.00% of the Public Offering Price (subject to reduction on a graduated scale basis in the case of volume purchases, and subject to reduction for purchasers as described under Public Offering Price above) and the Deferred Sales Charge of $0.145 per Unit deducted in three monthly installments.

In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor may realize a profit or loss, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on deposit) and the Sponsor's purchase price of such Securities. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor.

The Sponsor also receives an annual fee at the maximum rate of $0.009 per Unit for the administrative, evaluation and other services which it provides during the life of the Trust. See Expenses and Charges—Fees. The Sponsor has not participated as sole underwriter or manager or member of any underwriting syndicate from which any of the Securities in the Portfolio on the Initial Date of Deposit were acquired, except as indicated under Portfolio.

In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.

Creation and Development Fee

The Sponsor will receive a creation and development fee of $0.05 per Unit (the "Creation and Development Fee") and will be payable from the assets of the Trust as of the close of the initial public offering period. This fee compensates the Sponsor for the creation and development of the Trust, including the determination of the Trust's objectives and policies and portfolio composition and size, and selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. Upon a repurchase, redemption or exchange of units before the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds.

MARKET FOR UNITS

While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding:

•  the aggregate value of Securities in the Trust,

•  amounts in the Trust, including dividends receivable on stocks trading ex-dividend, and

•  all other assets in the Trust.

Deducting therefrom the sum of:

•  taxes or other governmental charges against the Trust not previously deducted,

•  accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses, and

•  amounts for distribution to Holders of record as of a date prior to the evaluation.

The result of the above computation is divided by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in the Trust on the date on which the Units of the Trust are tendered for redemption. In the event that a market is not maintained, a Holder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See Redemption.

The Sponsor may, of course, redeem any Units it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant transaction tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any nationally recognized stock exchange, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Units redeemed by the Trustee will be canceled.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. See Administration of the Trust—Accounts and Distributions. The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. After the initial public offering period, the Redemption Price per Unit will be reduced to reflect the estimated cost of liquidating securities to meet redemptions. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trust—Accounts and Distributions).

A Holder may tender Units for redemption on any weekday (a "Tender Day") the New York Stock Exchange is open. The right of redemption may be suspended and payment postponed for any period, determined by the Securities and Exchange Commission ("SEC"), (1) during which the New York Stock Exchange, Inc. is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the SEC may by order permit.

Computation of Redemption Price Per Unit

Redemption Price per Unit is computed by the Trustee as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in the Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date thereof. As of the close of the initial public offering period the Redemption Price per Unit will be reduced to reflect the payment of the per Unit organization costs to the Sponsor. Therefore, the amount of the Redemption Price per Unit received by a Holder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial public offering period.

The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the closing sale price on such exchange. When a market price is not readily available, including certain extraordinary corporate events, events in the securities market and/or world events as a result of which the Evaluator determines that a Security's market price is not accurate, a portfolio Security is valued at its fair value, as determined under procedures established by the Evaluator or an independent pricing service used by the Evaluator. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

A redemption is a taxable event and may result in capital gain income or loss to the Holder. See Taxes.

EXPENSES AND CHARGES

Initial Expenses—Holders will reimburse the Sponsor on a per Unit basis, for all or a portion of the estimated costs incurred in organizing the Trust including the cost of the initial preparation, printing and execution of the registration statement and the Indenture, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the expenses incurred in establishing the Trust, as well as advertising and selling expenses, will be paid at no cost to the Trust.

Fees—The Trustee's and Sponsor's fees are set forth under Summary of Essential Information. The Trustee receives for its services as Trustee and Distribution Agent payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee's fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year.

The Sponsor's fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services, for evaluating the portfolio and for providing bookkeeping and administrative services for the Trust, but at no time will the total amount the Sponsor receives for services rendered to all series of Morgan Stanley Global Investment Solutions in any calendar year exceed the aggregate cost to it of supplying these services in that year.

The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers published by the United States Department of Labor.

The estimated expenses set forth in the Fee Table do not include the brokerage commissions payable by the Trust in purchasing or redeeming Securities.

Other Charges—These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the Trust (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trust's registration statement current with federal and state authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trust and the rights and interests of Holders (for example, expenses in exercising the Trust's rights under the underlying Securities), (5) indemnification of the Trustee for any losses, liabilities and expenses incurred without negligence, bad faith or willful misconduct on its part, (6) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, willful misconduct or reckless disregard of their duties and (7) expenditures incurred in contacting Holders upon termination of the Trust. The amounts of these charges and fees are secured by a lien on the Trust.

Payment of Expenses—Funds necessary for the payment of the above fees will be obtained in the following manner: (1) first, by deductions from the Income Accounts (see below); (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Accounts (see below) (which will reduce distributions from the Accounts); and (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses. Each of these methods of payment will result in a reduction of the net asset value of the Units. Payment of the Deferred Sales Charge and the Creation and Development Fee will be made in the manner described under Administration of the Trust—Accounts and Distributions below.

Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trust—Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

ADMINISTRATION OF THE TRUST

Records

The Trustee keeps records of the transactions of the Trust at its unit investment trust office including names, addresses and holdings of all Holders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.

Accounts and Distributions

Dividends payable to the Trust are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) will be credited by the Trustee to a Capital Account. If a Holder receives his or her distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder's pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of Record. No distribution need be made from the Capital Account if the balance therein is less an amount sufficient to distribute $0.05 per Unit. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest. Distributions of amounts necessary to pay the Deferred Sales Charge and the Creation and Development Fee will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations.

The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution.

The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

Trust Supervision

The Trust is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. Therefore, the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. However, the Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. However, while it is the intention of the Sponsor to continue the Trust's investment in the Securities and maintain their proportionate relationship, it has the power but not the obligation to direct the disposition of the Securities upon certain circumstances described in the Indenture, including: institution of certain legal proceedings enjoining or impeding the declaration or payment of anticipated dividends; default under certain documents adversely affecting future declaration or payment of anticipated dividends or actual default on any outstanding security of the issuer; a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make retention of the Securities detrimental to the interest of the Holders; or a public tender offer, merger or acquisition affecting the Securities that, in the opinion of the Sponsor, would make the sale of the Securities in the best interests of the Holders. The Sponsor may also instruct the Trustee to take action necessary to ensure that the Trust continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Trust.

Further, the Trust will likely continue to hold a Security and purchase additional shares even though such Security no longer meets all the selection criteria listed in the objective.

In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor shall instruct the Trustee to accept or reject such offer or take any other action with respect thereto as the Sponsor may deem proper. Upon receipt of securities through stock dividends, stock splits, dividend reinvestment plans or other distributions on Securities, the Sponsor shall determine whether to instruct the Trustee to hold or sell such securities, based on considerations such as diversification requirements, income distribution requirements and fees and expenses of the Trust.

The Sponsor is authorized to direct the Trustee to acquire replacement Securities ("Replacement Securities") to replace any Securities for which purchase contracts have failed ("Failed Securities"), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit. In the event of a Failed Security, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in Replacement Securities in accordance with the Indenture) refund the cash and sales charge attributable to the failed contract to all Holders on or before the next Distribution Day. The Replacement Securities must be identical issuers of the Failed Securities and are limited to Securities previously included in the portfolio of the Trust.

Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of the Trust.

With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities, Additional Securities or contracts to purchase Additional Securities, in connection with creating additional Units of the Trust following the Initial Date of Deposit, the Sponsor may specify minimum amounts of additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the proportionate relationship among the Securities. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased due to regulatory or trading restrictions, or corporate actions, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit), (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above.

Reports to Holders

Holders will receive a statement of dividends and other amounts received by the Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Holder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Holders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Trust, please contact your financial advisor or the Trustee.

Book-Entry Units

Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Holder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

Amendment and Termination

The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency, (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor) and (4) for the Trust to continue to qualify as a "regulated investment company" for federal income tax purposes. The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of two-thirds of the Units outstanding, provided that no such amendment or waiver will reduce the interest in the Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders.

The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Termination Date specified under Summary of Essential Information. The Indenture may also be terminated by the Sponsor if the value of the Trust is less than the minimum value set forth under Summary of Essential Information (as described under Description of the Trust—Risk Factors) and may be terminated early by written instrument executed by the Sponsor and consented to by Holders of two-thirds of the Units. The Trustee shall deliver written notice of any early termination to each Holder of record within a reasonable period of time prior to such termination. Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each remaining Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder's interest in the Income and Capital Accounts.

EXCHANGE AND ROLLOVER PRIVILEGES

Holders may exchange their Units of the Trust into units of any then outstanding series of a Morgan Stanley Global Investment

Solutions unit investment trust in its initial offering period (an "Exchange Series") at their relative net asset values, subject only to the remaining deferred sales charge (as disclosed in the prospectus for the Exchange Series). The exchange option described above will also be available to investors in the Trust who elect to purchase units of an Exchange Series within the number of days of their liquidation of Units in the Trust as disclosed in the prospectus for the Exchange Series.

Holders who retain their Units until the termination of the Trust may reinvest their terminating distributions into units of any then outstanding Morgan Stanley Global Investment Solutions—Optimized Equity Dividend Strategy provided one is offered ("New Series"), or into any Exchange Series. Such purchaser may be entitled to a reduced sales load (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series. Holders who decide not to rollover their proceeds will receive a cash distribution after the Trust terminates.

Under the exchange and rollover privilege, the Sponsor's repurchase price would be based upon the market value of the Securities in the Trust portfolio and units in the Exchange Series or New Series will be sold to the Holder at a price based on the aggregate market price of the securities in the portfolio of the Exchange Series or New Series. Holders will pay their share of any brokerage commissions on the sale of underlying Securities when their Units are liquidated during the exchange or rollover. Exercise of the exchange or rollover privilege by Holders is subject to the following conditions: (i) the Sponsor must have units available of an Exchange Series or New Series during initial public offering or, if such period is completed, must be maintaining a secondary market in the units of the available Exchange Series or New Series and such units must be available in the Sponsor's secondary market account at the time of the Holder's elections; and (ii) exchange will be effected only in whole units. Holders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from the Holder for exchange will be remitted to such Holder.

It is expected that the terms of the Exchange Series or New Series will be substantially the same as the terms of the Trust described in this Prospectus. The availability of the exchange and rollover privileges do not constitute a solicitation of an offer to purchase units of an Exchange Series or a New Series or any other security. A Holder's election to participate in either of these options will be treated as an indication of interest only. Holders should contact their financial professionals to find out what suitable Exchange or New Series is available and to obtain a prospectus. Holders may acquire units of those Series which are lawfully for sale in states where they reside and only those Exchange Series in which the Sponsor is maintaining a secondary market. At any time prior to the exchange by the Holder of units of an Exchange Series, or the purchase by a Holder of units of a New Series, such Holder may change its investment strategy and receive its terminating distribution. An election of either of these options will not prevent the Holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Exchange or New Series, as the case may be, is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate either or both of these reinvestment privileges at any time.

REINVESTMENT PLAN

Distributions of income and/or principal, if any, on Units will be paid in cash. Pursuant to the Trust's "Reinvestment Plan," Holders may elect to automatically reinvest their distributions into additional Units of the Trust at no extra charge. However, the reinvestment of distributions does not avoid a taxable event that otherwise would occur. See "Taxes." If the Holder wishes to participate in the Reinvestment Plan, the Holder must notify his or her financial professional prior to the Record Day to which that election is to apply. The election may be modified or terminated by similar notice. Investors that rollover into the Trust from any prior Morgan Stanley Global Investment Solutions unit investment trust (a "Prior Series"), if any, and who participated in the Reinvestment Plan of such Prior Series when it terminated, will continue to have their distributions reinvested into additional Units of the Trust until they elect otherwise.

Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase Units of the Trust at the Sponsor's Repurchase Price (the net asset value per Unit without any sales charge) in effect at the close of business on the Distribution Day. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust. See Description of the Trust—Structure and Offering. Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to the Trust. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

Trustee

The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Sponsor

The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of

$2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indentures and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

The Sponsor shall be under no liability to the Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

TAXES

The following is a general discussion of certain federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States as of the date of this Prospectus. Tax laws and their interpretation are subject to change, possibly with retroactive effect. This summary is based on the advice of counsel. The Internal Revenue Service ("IRS") could take a contrary position. Our counsel has not been asked to review the assets of the Trust or to provide an opinion on any tax issues. The Trust does not expect to seek any rulings from the IRS. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986 (the "Code"), and does not address the tax consequences of Units held by brokers, dealers, financial institutions, insurance companies, tax-exempt entities, or anyone who holds Units as part of a hedge or straddle or marks to market its holdings.

The Trust intends to qualify annually as a regulated investment company under the Code. To qualify as a regulated investment company, the Trust must distribute to its Holders at least 90% of its investment company taxable income (which includes, among other items, dividends, taxable interest and the excess of net short-term capital gains over net long-term capital losses), and meet certain diversification of assets, source of income, and other requirements. By meeting these requirements, the Trust generally will not be subject to federal income tax on investment company taxable income, and on net capital gains (the excess of net long-term capital gains over net short-term capital losses) designated by the Trust as capital gain dividends, distributed to Holders. The Trust intends to distribute enough of its income to avoid the 4% excise tax imposed on regulated investment companies that do not distribute at least 98% of their ordinary income and 98.2% of their capital gain net income. There is no assurance that the distributions of the Trust will be sufficient to eliminate all taxes at the Trust level in all periods. A Trust may make taxable distributions even during periods in which the unit value has declined.

If for any taxable year the Trust did not qualify as a regulated investment company, all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Holders, and any distributions would be taxable to the Holders as ordinary dividends to the extent of the Trust's current or accumulated earnings and profits. Such distributions generally would be eligible for the dividends received deduction in the case of corporate Holders and the preferential federal tax rate of 20% applicable to certain qualified dividends from domestic corporations.

The Trust's policy is to distribute as dividends each year 100% (and in no event less than 90%) of its investment company taxable income. Distributions of net ordinary income and net short-term capital gains are taxable to Holders as ordinary income. Certain dividends of the Trust, to the extent attributable to income earned by the Trust from taxable domestic and certain foreign corporations may be eligible for the maximum 20% federal tax rate applicable to qualified dividends if certain holding period and other requirements are met. Distributions to Holders that are treated as ordinary income will constitute dividends for federal income tax purposes. Corporate Holders are generally entitled to the dividends-received deduction to the extent that the Trust's income is derived from qualifying dividends from domestic corporations. Holders should consult their tax adviser regarding specific questions about the dividends received deduction.

Net capital gains of the Trust (net long-term capital gain over net short-term capital loss) realized and distributed by the Trust and designated as capital gains dividends are taxable to Holders as long-term capital gains, without regard to the length of time the Holder may have held his or her Units in the Trust. Long-term capital gains distributions are not eligible for the dividends-received deduction. In determining the amount of capital gains to be distributed, available capital loss carry overs from a prior year will be taken into account in determining the amount of net long-term capital gain.

Dividends and capital gains income derived from the Trust generally will be included in the net investment income of a Holder, which is subject to a 3.8% tax applicable to U.S. taxpayers in the higher income brackets.

Distributions are taxable to investors whether received in cash or reinvested in additional Units of the Trust. Holders receiving a distribution in the form of additional Units will be treated as receiving a distribution in an amount equal to the amount of the cash dividend that otherwise would have been distributable (where the additional Units are purchased in the open market), or the net asset value of the Units received, determined as of the reinvestment date. Holders electing to receive distributions in the form of additional Units will have a cost basis for federal income tax purposes in each Unit so received equal to the value of a Unit on the reinvestment date. The tax laws provide that certain distributions of the Trust declared in October, November and December and paid to Holders in the following January are taxed as if received in December.

Upon the taxable disposition (including a sale or redemption and certain rollovers and exchanges) of Units of the Trust, a Holder may realize a gain or loss depending upon its basis in the Units. Such gain or loss will be treated as capital gain or loss if the Units are capital assets in the Holder's hands, and will be long-term or short-term, generally depending upon the Holder's holding period for the Units. Non-corporate Holders are subject to tax at a maximum federal rate of 20% on capital gains resulting from the disposition of Units held for more than 12 months. However, a loss realized by a Holder on the disposition of Units with respect to which capital gains dividends have been paid will, to the extent of such capital gain dividends, also be treated as long-term capital loss if such shares have been held by the Holder for six months or less. Further, a loss realized on a disposition will be disallowed to the extent the Units disposed of are replaced (whether by reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the Units are disposed of. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a noncorporate taxpayer, $3,000 of ordinary income ($1,500 for married individuals filing separately).

The Trust is generally required, subject to certain exemptions, to withhold at a current rate of 28% from dividends paid or credited to Holders and from the proceeds from the redemption of Trust Units if a correct taxpayer identification number, certified when required, is not on file with the Trust, or if the Trust or the Holder have been notified by the Internal Revenue Service that the shareholder is subject to these backup withholding rates. Corporate Holders are not subject to this requirement.

If the Trust invests in securities of foreign issuers, it may be subject to withholding and other similar income taxes imposed by a foreign country.

The Foreign Account Tax Compliance Act ("FATCA"). A 30% withholding tax on your Trust's distributions, including capital gains distributions, and on gross proceeds from the sale or other disposition of Units generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA applies: (i) with respect to distributions from your Trust and (ii) with respect to certain capital gains distributions and gross proceeds from a sale or disposition of Units that occur on or after January 1, 2019. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. The Trust will not pay any additional amounts in respect of amounts withheld under FATCA. Holders should consult their tax advisors regarding the effect of FATCA based on their individual circumstances.

Dividends and distributions may also be subject to state and local taxes and, potentially, foreign taxes applicable to certain Holders.

Investors should carefully consider the tax implications of buying Units prior to a distribution by the Trust. The price of Units purchased at that time includes the amount of the forthcoming distributions. Distributions by the Trust reduce the net asset value of the Trust's Units, and if a distribution reduces the net asset value below a Holder's cost basis, such distribution, nevertheless, would be taxable to the Holder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital.

Each Holder who is not a U.S. person should consult their tax advisor regarding the U.S. and foreign tax consequences of ownership of Trust Units, including the possibility that such a non-U.S. Holder may be subject to a U.S. withholding tax at a rate of 30% (or at a lower rate under an applicable income tax treaty) or backup withholding tax at a current rate of 28%, as discussed above, on amounts received by such person.

The Trust may be subject to state or local tax in jurisdictions in which the Trust is organized or may be deemed to be doing business.

* * *

After the end of each fiscal year for the Trust, the Trustee will furnish to each Holder a statement containing information relating to the dividends received by the Trust, including qualified dividends, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Holder and to the Internal Revenue Service.

Retirement Plans

Units of the Trust may be suitable for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from federal taxation. All distributions from such plans (other than from certain IRAs known as "Roth IRAs") are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special 10 year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering investment in the Trust through any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.

Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

MISCELLANEOUS

Trustee

The Bank of New York Mellon is the trustee of your Trust. It is a trust company organized under New York law. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Legal Opinion

The legality of the Units has been passed upon by Paul Hastings LLP, 200 Park Avenue, New York, New York 10166, as special counsel for the Sponsor.

Experts

The Statement of Financial Condition and the Portfolio included in this Prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and is so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Sponsor

The Sponsor is, among other things, a registered investment adviser, a registered broker-dealer, a registered futures commission merchant, and a member of the New York Stock Exchange. The Sponsor is also a member of the Financial Industry Regulatory Authority. The Sponsor is one of the largest financial services firms in the United States with branch offices in all 50 states and the District of Columbia.

Morgan Stanley is a global firm engaging, through its various subsidiaries, in a wide range of financial services including:

•  securities underwriting, distribution, trading, merger, acquisition, restructuring, real estate, project finance and other corporate finance advisory activities

•  merchant banking and other principal investment activities

•  brokerage and research services

•  asset management

•  trading of foreign exchange, commodities and structured financial products and

•  global custody, securities clearance services, and securities lending.

The Sponsor's Global Investment Solutions ("GIS") offers clients the ability to invest in various investment strategies through which dedicated portfolio managers employed by the Sponsor or third party sub-advisors make day-to-day investment decisions. Several professionally managed strategies are available and are designed to fit a broad range of goals, diversification objectives and risk tolerance levels. Each team of GIS portfolio managers or sub-advisors focuses on particular asset classes and investment approaches. "GIS" is also the name of a Sponsor initiative that seeks to harness the collective resources of Morgan Stanley to deliver innovative financial products to our clients, including the offering of these unit investment trusts based on GIS portfolio manager model portfolios and/or investment strategies.

The Sponsor and your Trust have adopted a code of ethics requiring employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

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This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statement filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file no. 333-215302) and the Investment Company Act of 1940 (file no. 811-22966), and to which reference is hereby made. Information may be reviewed and copied at the Commission's Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Copies may be obtained from the SEC by:

•  electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov

•  visiting the SEC internet address: http://www.sec.gov

•  writing: Public Reference Section of the Commission, 100 F Street, N.E., Washington, DC 20549-0104

Index

Investment Summary	2
Fee Table	6
Summary of Essential Information	7
Report of Independent Registered Public Accounting Firm	8
Statement of Financial Condition	9
Portfolio	10
Notes to Portfolio	13
Description of the Trust	14
Hypothetical Performance Information	16
Risk Factors	17
Public Sale of Units	23
Market for Units	26
Redemption	26
Expenses and Charges	27
Administration of the Trust	29
Exchange and Rollover Privileges	31
Reinvestment Plan	32
Resignation, Removal and Limitations on Liability	32
Taxes	33
Miscellaneous	35

Sponsor:

Morgan Stanley Smith Barney LLC
2000 Westchester Avenue
Purchase, New York 10577

Trustee:

The Bank of New York Mellon
2 Hanson Place, 12th Floor
Brooklyn, New York 11217
(800) 856-8487

When units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus for a future trust. In this case an investor should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the SEC and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

No person is authorized to give any information or to make any representations with respect to this Trust not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

Prospectus

Morgan Stanley Global Investment Solutions

Optimized Equity Dividend Strategy, Series 2

CONTENTS OF REGISTRATION STATEMENT

This Amendment to the Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Undertaking to File Reports.

The Signatures.

The Written Consents of Legal Counsel, Evaluator and Independent Registered Public Accounting Firm.

The following exhibits:

1.1                               Trust Agreement.

1.1.1                     Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to Pre-Effective Amendment No. 3 to the Registration Statement on Form S-6 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (File No. 333-195602) dated July 22, 2014.

1.2                               Certificate of Formation of Morgan Stanley Smith Barney LLC.   Reference is made to Exhibit 4 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (and Subsequent Series) (File No. 811-22966) dated May 14, 2014.

1.3                               Limited Liability Company Agreement of the Depositor.  Reference is made to Exhibit 5 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (and Subsequent Series) (File No. 811-22966) dated May 14, 2014.

2.1                               Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Morgan Stanley Global Investment Solutions — Global Best Business Models, Series 1 (File No. 333-215201) dated December 20, 2016.

3.1                               Opinion and Consent of Counsel as to the legality of securities being registered.

3.3                               Opinion of Counsel as to the Trustee and the Trust.

4.1                               Consent of Evaluator.

4.2                               Consent of Independent Registered Public Accounting Firm.

7.1                               Powers of Attorney. Reference is made to Exhibit 7.1 to Amendment No. 1 to the Registration Statement on Form S-6 of Morgan Stanley Global Investment Solutions — Global Best Business Models, Series 1 (File No. 333-215201) dated January 31, 2017.

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UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

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SIGNATURES

The Registrant, Morgan Stanley Global Investment Solutions — Optimized Equity Dividend Strategy, Series 2, hereby identifies Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1, Morgan Stanley Global Investment Solutions — Opportunistic Dividend Strategy, Series 1, Morgan Stanley Global Investment Solutions — Thematic Strategies: Global Recovery, Series 1, Morgan Stanley Global Investment Solutions — Uncommon Values Trust, 2015 and Uncommon Values Growth & Income Series, 2015, Morgan Stanley Global Investment Solutions — International Uncommon Values, 2015 Series, Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 2, Morgan Stanley Global Investment Solutions — Optimized Equity Dividend Strategy, Series 1 and Morgan Stanley Global Investment Solutions — M.A.D.E. Portfolio, 2016 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Morgan Stanley Global Investment Solutions — Optimized Equity Dividend Strategy, Series 2, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Purchase and State of New York on the 28th day of February, 2017.

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS — OPTIMIZED EQUITY DIVIDEND STRATEGY, SERIES 2
(Registrant)

By:	MORGAN STANLEY SMITH BARNEY LLC
(Depositor)

By:	/s/ SCOTT RICHARDSON
Executive Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on February 28, 2017, by the following persons who constitute the principal officers and a majority of the Board of Directors of Morgan Stanley Smith Barney LLC:

SIGNATURE	TITLE

Shelley O’Connor	Co-Chairman, Co-Chief Executive Officer and Co-President

Andrew Saperstein	Co-Chairman, Co-Chief Executive Officer and Co-President

Jed Finn	Director, Managing Director and Executive Committee Member

James Janover	Director, Managing Director and Executive Committee Member

Jeffrey Gelfand	Chief Financial Officer

By:	/s/ SCOTT RICHARDSON
(Attorney-in-fact*)

*An executed copy of each of the related powers of attorney is incorporated herein by reference as set forth in Exhibit 7.1.

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